DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06045655

August 22, 2006

Victoria R. Westerhaus
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/22/2006

Re: Torotel, Inc.
Incoming letter dated August 2, 2006

Dear Ms. Westerhaus:

This is in response to your letter dated August 2, 2006 concerning the shareholder proposal submitted to Torotel by Howard Lehrhoff and Nasreen Babu-Khan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Howard Lehrhoff
Nasreen Babu-Khan
1237 Lachman Lane
Pacific Palisades, CA 90272

98752

STINSON
MORRISON
HECKER LLP

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinsonmoheck.com
www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 854-0609

August 2, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of Howard Lehrhoff and Nasreen Babu-Khan

Dear Ladies and Gentlemen:

We are writing on behalf of our client, Torotel, Inc. (the "Company"), pursuant to Rule 14a-8(j) under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Howard Lehrhoff and Nasreen Babu-Khan (together, the "Proponent") may properly be omitted from the Company's proxy statement and form of proxy (the "2006 Proxy Materials") for its 2006 Annual Meeting of Shareholders.

Pursuant to Rule 14-8(j)(2), we are enclosing six copies of (i) this letter, (ii) the Proposal (attached as Exhibit A hereto), and (iii) the Deficiency Letter (as defined below and attached hereto as Exhibit B). In accordance with Rule 14a-8(j), a copy of this submission is being simultaneously sent to the Proponent.

I. Waiver of 80-Day Submission Requirement under Rule 14a-8(j)(1)

As a preliminary matter, the Company hereby requests that it be permitted to file, and the Commission accept, this submission less than 80 days prior to the anticipated filing date of the 2006 Proxy Materials. The Company's 2006 Annual Meeting of Shareholders is set to be held on September 18, 2006 and the Company's anticipated date for delivery to the shareholders of the 2006 Proxy Materials is planned for on or about August 18, 2006. Based on the foregoing, the deadline for submission to the Commission of a no action request was May 29, 2006. Considering

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

the Company did not receive the Proposal until July 27, 2006, a timely submission was not possible.

As discussed later in this letter, the Company believes the Proponent had no justifiable reason for submitting the Proposal in such an untimely fashion. The proxy materials for the 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials") specifically stated that the deadline for submission of shareholder proposals for inclusion in the proxy statement was April 21, 2006. Furthermore, the date of the 2006 Annual Meeting of Shareholders was not moved more than 30 days from the date of the 2005 Annual Meeting of Shareholders.

Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission; provided, however, that the Staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates "good cause" for missing the deadline. The Staff has previously found such good cause to exist where the proponent has not provided the proposal in a timely manner so as to allow the company to respond within the time periods required by Rule 14a-8(j)(1). *See, e.g.*, Selectica, Inc. (August 25, 2005); Xerox Corp. (May 2, 2005); General Electric Company (February 10, 2005); Staff Legal Bulletin No. 14B (September 14, 2004) (noting that the most common basis for a company's showing of good cause is that the proposal was not submitted in timely fashion and the company did not receive the proposal until after the 80-day deadline had passed).

Based on the facts and precedent set forth above, the Company requests that the Commission accept this submission and waive the 80-day advance submission requirement of Rule 14a-8(j)(1).

II. Proposal and Background

The Proposal requests that the shareholders of the Company adopt a resolution approving an amendment to the Company's Articles of Incorporation to provide for the following: (a) authorize only shareholders holding a majority of the voting stock of the Company, and not the Board of Directors, to make, alter, amend, suspend or repeal the Bylaws of the Company, and (b) notwithstanding anything to the contrary in the Company's Bylaws, in addition to the President and the Board of Directors, authorize the shareholders holding not less than 15% of the outstanding shares of the Company's common stock to call a special meeting of the shareholders at any time and from time to time.

As discussed throughout this letter, the Proponent has placed the Company in an unreasonable position. The Company desires to hold the 2006 Annual Meeting of Shareholders on September 18, 2006; however, if it was to take the time to allow the Proponent to correct the numerous technical deficiencies with the Proposal and then seek from the SEC a no action letter predicated on any failure to correct such deficiencies, the date of the 2006 Annual Meeting of Shareholders would have to be pushed back. In view of the cost and delay, management of the Company does not believe that it would be appropriate or in the best interests of all of the Company's shareholders to reschedule the 2006 Annual Meeting of Shareholders and, therefore, the Company has decided to seek a no action letter from the Commission based on the fact the Proposal was not delivered in a timely manner (as discussed below) in an effort to address this matter in an expedited fashion.

Please note that the Company is also pursuing a parallel course with respect to the technical deficiencies with the Proposal to mitigate any possibility that the Commission disagrees with the Company's position regarding the ability to exclude the Proposal for lack of timeliness. To this end, we have submitted a letter of even date herewith to the Proponent (the "Deficiency Letter") setting forth the technical deficiencies and asking them to correct the technical deficiencies and resubmit the Proposal. We have noted in the Deficiency Letter that we have submitted this no action letter (as well as providing them with a copy of this letter), but that the Proponent should still correct the deficiencies in the event the Commission denies our no action request. We have taken this action to preserve the Company's right to exclude the Proposal on other grounds listed below; however, the Company sincerely hopes that a determination by the Commission will render the concern moot.

For your convenience, the technical deficiencies with the Proposal include:

1. The Proponent failed to include an affirmative statement of its intention to hold the requisite securities through the date of the meeting as required under Rule 14a-8(b).

2. The Proponent exceeded the "one proposal" requirement of Rule 14a-8(c).

3. The Proponent violated the "anti-bundling" rules.

III. The Proposal May Be Omitted Under Rule 14a-8(e)(2) Because the Proponent Submitted the Proposal in an Untimely Manner

The Proposal is excludable under Rule 14a-8(i)(3) because it was submitted to the Company in an untimely manner in violation of Rule 14a-8(e)(2) which requires that shareholder proposals must be received at a company's principal executive offices not later than 120 calendar days before the date such company's proxy statement is released to shareholders in connection with the previous year's annual meeting. This 120 day date was calculated to be April 21, 2006 and such date was clearly stated in the 2005 Proxy Materials disseminated to all shareholders. The Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8(e) and has consistently taken the position that untimely shareholder proposals may be properly excluded from a company's proxy materials under Rule 14a-8(e). *See e.g.*, KB Home (January 10, 2006); Commerce Energy Group, Inc. (November 23, 2005); and DirectTV Group, Inc. (March 23, 2005). Based upon the facts described in Sections I and II above and the foregoing precedent, the Proposal was not submitted in accordance with Rule 14a-8(e)(2) and, thus, is excludable from the 2006 Proxy Materials.

For the foregoing reasons, the Company respectfully submits that the Proposals may be excluded from the Company's 2006 Proxy Materials.

CONCLUSION

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2006 Proxy Materials. We hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide the Company and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that the Company or its counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at the number listed on the first page of this letter.

Sincerely,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

Enclosures

cc: Howard Lehrhoff and Nasreen Babu-Khan
H. James Serrone

Exhibit A

Proposal Letter

Howard Lehrhoff and Nasreen Babu-Khan
1237 Lachman Lane • Pacific Palisades, CA 90272

July 24, 2006

Torotel, Inc.
620 North Lindenwood Dr.
Olathe, KS 66062
Attn: Secretary

RE: Torotel, Inc. (the "Corporation"); Notice of Shareholder Proposal

To the Secretary of the Corporation:

We are submitting the enclosed shareholder proposal to be voted upon at the Annual Meeting of Shareholders of the Corporation, which we understand is scheduled to be held on September 18, 2006. We are the beneficial owners of 20,000 shares of the Corporation's common stock and have held these shares for more than one year. Attached is proof of our ownership of these shares. We do not have a material interest in the business set forth in this proposal other than as a shareholder of the Corporation. The Supporting Statement included in the attachment sets forth our reasons for conducting this business. Our address is set forth at the top of this letter.

Very truly yours

Howard Lehrhoff and Nasreen Babu-Khan

Enclosure

PROPOSAL

RESOLVED, that shareholders of Torotel, Inc. (the "Corporation") approve an amendment to Article Nine of the Corporation's Articles of Incorporation to provide for the following: (a) authorize only shareholders holding a majority of the voting stock of the Corporation, and not the Board of Directors, to make, alter, amend, suspend or repeal the Bylaws of the Corporation, and (b) notwithstanding anything to the contrary in the Corporation's Bylaws, in addition to the President and the Board of Directors, authorize the shareholders holding not less than 15% of the outstanding shares of the Corporation to call a special meeting of the shareholders at any time and from time to time.

SUPPORTING STATEMENT

The recent amendment and restatement of the Corporation's Bylaws by the Board of Directors has all but eviscerated rights of the Corporation's shareholders to protect their interests. As a result of these recent amendments, shareholders are not able to amend the Bylaws or to call a special meeting of the shareholders for the purpose of engaging in matters lawfully presented to the Corporation's shareholders. It is not acceptable for a publicly traded corporation to prevent its shareholders from exercising these rights, which are given to them by state corporations law. As shareholders, we have invested our money in the Corporation with the expectation of potential financial returns. Taking these rights away from us does not allow us to protect our financial interests.

The effect of this proposal is to return to shareholders the rights that we had at the time we decided to invest in the Corporation, which rights were unilaterally destroyed by the current Board of Directors without consultation with the shareholders or concern for their economic wellbeing.

WE URGE YOU TO VOTE IN FAVOR OF THIS PROPOSAL.

UBS

UBS Financial Services Inc.
777 S. Figueroa Street
Suite 5200
Los Angeles, CA 90017

Marie E. Eaton
Tel. 213.972.1554
Fax. 213.972.1424
marie.eaton@ubs.com

www.ubs.com

VIA FACSIMILE 310-454-5027

July 21, 2006

Howard Lehrhoff &
Nasreen Babu-Khan
1237 Lachman Lane
Pacific Palisades, CA 90272-2229

Dear Mr. Lehrhoff & Ms. Babu-Khan:

We have attached records from your account which shows the dates of purchase of 20,000 shares of Torotel Inc from 6/26/02 through 10/07/02. This record shows that these same shares are currently long in your account as of today.

Should you require additional information, please contact your Financial Advisor Mr. Gallagher

Sincerely,

Marie Eaton
Control Officer

attach

UBS Financial Services Inc.
CITICORP PLAZA
777 S. FIGUEROA ST., 51/52 FLS
LOS ANGELES, CA 90017-2626

NZ4A033M5-X2456 · 0606 - SS - 0

Your Financial Advisor

Investment Account

June 2006

HOWARD LEHRHOFF &
NASREEN BABU-KHAN JT TEN
1237 LACHMAN LANE
PACIFIC PALISADE CA 90272-2229

Risk profile: Primary: Moderate

Account instructions

The account record was signed by your Financial Ac
and approved by a Principal of the Firm.

Bulletin board

ACCESS THE BORROWING POWER OF YOUR
PORTFOLIO. READ THE ENCLOSED NEWSLETTER FC
INFORMATION ON SECURITIES-BASED LENDING AS
POTENTIAL SOLUTION FOR YOUR LENDING NEEDS.
VISIT OUR WEB SITE AT WWW.UBS.COM.

Asset portfolio

Prices, income and current values may be approximate. Refer to the disclosure on the back of the first page

Quantity/face value	Description	Contract premium	Price	Current value
20,000	TOROTEL INC			

Exhibit B

Deficiency Letter

STINSON
MORRISON
HECKER LLP

Victoria R. Westerhaus
(816) 691-2427
vwesterhaus@stinsonmoheck.com
www.stinsonmoheck.com

1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Tel (816) 842-8600
Fax (888) 854-0609

August 2, 2006

VIA OVERNIGHT DELIVERY

Mr. Howard Lehrhoff
Ms. Nasreen Babu-Khan
1237 Lachman Lane
Pacific Palisades, CA 90272

Re: Shareholder Proposals for 2006 Annual Meeting of Shareholders

Mr. Lehrhoff and Ms. Babu-Khan:

Our firm represents Torotel, Inc. (the "Company"). The Company acknowledges receipt of your letter dated July 24, 2006 (the "Proponent's Letter") regarding the Company's 2006 annual meeting of shareholders (the "2006 Shareholders Meeting"). For purposes hereof, both of you shall be collectively referred to as the Proponent. The Proponent's Letter includes the following:

1. Shareholder proposal providing that the Company's Articles of Incorporation (the "Articles") be amended to provide that the Company's bylaws (the "Bylaws") can only be amended by the approval of a majority of the Company's shareholders; and

2. Shareholder proposal providing that the Articles be amended to provide that, in addition to the President and the Board of Directors, the shareholders holding at least 15% of the outstanding shares of the Company can call a special meeting of the shareholders.

Items 1 and 2 above are each a "Proposal" and, collectively, the "Proposals". Attached hereto as Exhibit A, is a copy of the Proponent's Letter.

This letter from the Company to the Proponent (this "Letter") sets forth the intentions of the Company to exclude the Proposals from the Company's proxy materials for the 2006 Shareholders Meeting pursuant to Rule 14a-8 of the Proxy Rules (the "Proxy Rules") under the Securities Exchange Act of 1934, as amended. The failure by the Company to state in this Letter any other reason for declining to bring such Proposals before the 2006 Shareholders Meeting does not constitute a waiver thereof. Notwithstanding the foregoing, the Company has submitted a no

KANSAS CITY
OVERLAND PARK
WICHITA
WASHINGTON, D.C.
PHOENIX
ST. LOUIS
OMAHA
JEFFERSON CITY

action request to the U.S. Securities and Exchange Commission (the "SEC") seeking to exclude these Proposals for untimely delivery to the Company. A copy of such letter is enclosed herewith. The Proponent should proceed with correcting the deficiencies identified in this Letter even though the Company has made a no action request. The foregoing direction is made to preserve the rights of the Proponent to correct the Proposals and resubmit such Proposals to the Company within the 14 day period described below. Please note that even if the Proposal is re-submitted to the Company and the SEC does not grant no action relief with respect to the issue of timeliness, the Company intends to seek to exclude the Proposal for various other reasons under Rule 14a-8.

A. Intent to Exclude Proposals for Failure to Comply with the Proxy Rules.

The Proposals have failed to meet the technical requirements of Rule 14a-8 of the Proxy Rules and, therefore, the Company intends to exclude the Proposals from the Company's proxy materials for the 2006 Shareholders Meeting pursuant to Rule 14a-8. The reasons for exclusion of the Proposals set forth below are mutually exclusive and in no way serve as a waiver of any other reasons for exclusion. For your convenience, attached hereto as Exhibit B is a copy of Rule 14a-8.

1. *Statement Regarding Intent to Hold Requisite Shares Through 2006 Shareholders Meeting.*

Rule 14a-8(b) of the Proxy Rules requires that each shareholder submitting a proposal for inclusion in a company's proxy materials affirmatively state its intention to hold the requisite securities through the date of the meeting for which such proposal has been submitted. In light of the fact that the Proponent's Letter fails to state this intention for the Proponent, the Company may exclude the Proposals from its proxy materials for the 2006 Shareholders Meeting. However, the Company invites the Proponent to make the necessary corrections and resubmit the Proposals within the requisite time period discussed below. Should the Proponent decline to accept this invitation to make the necessary corrections in the requisite time period described below, the Company intends to exclude the Proposals under Rule 14a-8.

2. *One Proposal Rule.*

In light of the fact that the proposal identified in the Proponent's Letter called for both the Proposals set forth in Items 1 and 2 on the first page of this Letter, the Company believes that the Proponent has submitted two shareholder proposals for the 2006 Shareholders Meeting. Rule 14a-8(c) of the Proxy Rules provides that a shareholder may submit no more than one proposal to a company for inclusion in its proxy materials for a particular shareholders meeting. Accordingly, the Company believes that the Proponent has exceeded the "one proposal" rule. The Company requests that the Proponent withdraw one of the Proposals to reduce the number of Proposals to one. Should the Proponent decline to accept this invitation to make the necessary corrections in the requisite time period described below, the Company intends to exclude the Proposals under Rule 14a-8.

B. Responses by Proponents to this Letter.

Under Rule 14a-8(f), the Proponent's response to this Letter must be postmarked or electronically transmitted within fourteen calendar days from the date the Proponent receives this letter (the "Response Period"). If the Proponent does not transmit a response or cure the procedural defects (to the extent such defects can be cured) noted above within the Response Period, the Company may seek a no-action letter from the SEC under Rule 14a-8(j) to exclude the Proposals from the Company's proxy materials.

Please be advised that even if the Proponent cures the defects identified in Sections A.1 and A.2 of this Letter, the Company may submit a no-action request to the SEC pursuant to Rule 14a-8(j) seeking to exclude the proposal for potentially one or more reasons set forth in Rule 14a-8(i).

Please contact me at the telephone number listed on the first page if you have any questions.

Yours very truly,

STINSON MORRISON HECKER LLP

Victoria R. Westerhaus

VRW:mp

Enclosures

Exhibit A

Proposal Letter

Howard Lehrhoff and Nasreen Babu-Khan
1237 Lachman Lane • Pacific Palisades, CA 90272

July 24, 2006

Torotel, Inc.
620 North Lindenwood Dr.
Olathe, KS 66062
Attn: Secretary

RE: Torotel, Inc. (the "Corporation"); Notice of Shareholder Proposal

To the Secretary of the Corporation:

We are submitting the enclosed shareholder proposal to be voted upon at the Annual Meeting of Shareholders of the Corporation, which we understand is scheduled to be held on September 18, 2006. We are the beneficial owners of 20,000 shares of the Corporation's common stock and have held these shares for more than one year. Attached is proof of our ownership of these shares. We do not have a material interest in the business set forth in this proposal other than as a shareholder of the Corporation. The Supporting Statement included in the attachment sets forth our reasons for conducting this business. Our address is set forth at the top of this letter.

Very truly yours

Howard Lehrhoff and Nasreen Babu-Khan

Enclosure

PROPOSAL

RESOLVED, that shareholders of Torotel, Inc. (the "Corporation") approve an amendment to Article Nine of the Corporation's Articles of Incorporation to provide for the following: (a) authorize only shareholders holding a majority of the voting stock of the Corporation, and not the Board of Directors, to make, alter, amend, suspend or repeal the Bylaws of the Corporation, and (b) notwithstanding anything to the contrary in the Corporation's Bylaws, in addition to the President and the Board of Directors, authorize the shareholders holding not less than 15% of the outstanding shares of the Corporation to call a special meeting of the shareholders at any time and from time to time.

SUPPORTING STATEMENT

The recent amendment and restatement of the Corporation's Bylaws by the Board of Directors has all but eviscerated rights of the Corporation's shareholders to protect their interests. As a result of these recent amendments, shareholders are not able to amend the Bylaws or to call a special meeting of the shareholders for the purpose of engaging in matters lawfully presented to the Corporation's shareholders. It is not acceptable for a publicly traded corporation to prevent its shareholders from exercising these rights, which are given to them by state corporations law. As shareholders, we have invested our money in the Corporation with the expectation of potential financial returns. Taking these rights away from us does not allow us to protect our financial interests.

The effect of this proposal is to return to shareholders the rights that we had at the time we decided to invest in the Corporation, which rights were unilaterally destroyed by the current Board of Directors without consultation with the shareholders or concern for their economic wellbeing.

WE URGE YOU TO VOTE IN FAVOR OF THIS PROPOSAL.

UBS

UBS Financial Services Inc.
777 S. Figueroa Street
Suite 5200
Los Angeles, CA 90017

Marie E. Eaton
Tel. 213.972.1554
Fax. 213.972.1424
marie.eaton@ubs.com

www.ubs.com

VIA FACSIMILE 310-454-5027

July 21, 2006

Howard Lehrhoff &
Nasreen Babu-Khan
1237 Lachman Lane
Pacific Palisades, CA 90272-2229

Dear Mr. Lehrhoff & Ms. Babu-Khan:

We have attached records from your account which shows the dates of purchase of 20,000 shares of Torotel Inc from 6/26/02 through 10/07/02. This record shows that these same shares are currently long in your account as of today.

Should you require additional information, please contact your Financial Advisor Mr. Gallagher

Sincerely,

Marie Eaton
Control Officer

attach

UBS Financial Services Inc.
CITICORP PLAZA
777 S. FIGUEROA ST., 51/52 FLS
LOS ANGELES, CA 90017-2626

NZ4A033M5-X245G · 0606 - SS - 0

Your Financial Advisor

Investment Account

HOWARD LEHRHOFF &
NASREEN BABU-KHAN JT TEN
1237 LACHMAN LANE
PACIFIC PALISADE CA 90272-2229

June 2006

Risk profile: Primary: Moderate

Account instructions

The account record was signed by your Financial Ac
and approved by a Principal of the Firm.

Bulletin board

ACCESS THE BORROWING POWER OF YOUR
PORTFOLIO. READ THE ENCLOSED NEWSLETTER FC
INFORMATION ON SECURITIES-BASED LENDING AS
POTENTIAL SOLUTION FOR YOUR LENDING NEEDS.
VISIT OUR WEB SITE AT WWW.UBS.COM.

Asset portfolio

Prices, income and current values may be approximate. Refer to the disclosure on the back of the first page

Quantity/face value	Description	Contract premium	Price	Current value
20,000	TOROTEL INC			

Exhibit B

Rule 14a-8

Current as of Jul 13, 2006.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 22, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Torotel, Inc.
Incoming letter dated August 2, 2006

The proposal relates to bylaws and special meetings.

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(e)(2) because Torotel received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Torotel did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Torotel's request that the 80-day requirement be waived.

Sincerely,

Ted Yu
Special Counsel